Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

 ZTO Express (Cayman) Inc.

中通快遞（開曼）有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

VOLUNTARY ANNOUNCEMENT

ZTO TO PURSUE VOLUNTARY CONVERSION TO

DUAL-PRIMARY LISTING ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

ZTO Express (Cayman) Inc. Inc. (“ZTO” or the “Company”) today announced that the board of directors of the Company (the “Board”) approved a motion to pursue the voluntary conversion to dual-primary listing (the “Primary Conversion”) on The Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) pursuant to the Hong Kong Stock Exchange’s guidance letter HKEX-GL112-22. The Board also authorized the Company’s senior management to proceed with the relevant preparatory work and undertake the necessary procedures to complete the Primary Conversion. After the Primary Conversion, the Company will remain as a dual-listing company on The Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange, and its Class A ordinary shares and American depositary shares will continue to be traded on both stock exchanges (as the case may be) and remain mutually fungible.

The Primary Conversion is conditional upon and subject to, among other things, market conditions, further approval of the Board, and the obtaining of the necessary regulatory approvals. The Company will make further announcement(s) to disclose any material updates and progress with respect to the Primary Conversion in accordance with applicable laws and regulations as and when appropriate. This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of the Company. Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, November 18, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Meisong LAI as the chairman, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Mr. Zheng LIU as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE as independent non-executive directors.